UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

GigaMedia Limited

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

Y2711Y112

(CUSIP Number)

August 14, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.Y2711Y112	Page 2 of 8

(1)	Names of reporting persons John-Lee Andre Koo
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Republic of China, Taiwan
Number of	(5) Sole voting power 2,159,999 shares
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 2,159,999 shares
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,159,999 shares ¹
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 19.5%
(12)	Type of reporting person (see instructions) IN

¹ The share amounts included in this Amendment No. 2 to Schedule 13G reflect a one-for-five reverse stock split effected by GigaMedia Limited on December 16, 2015.

SCHEDULE 13G

CUSIP No.Y2711Y112	Page 3 of 8

(1)	Names of reporting persons Symporium (PTC) Ltd, as trustee for Citadelle Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 2,159,999 shares
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 2,159,999 shares
(9)	Aggregate amount beneficially owned by each reporting person 2,159,999,shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 19.5%
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

CUSIP No.Y2711Y112	Page 4 of 8

(1)	Names of reporting persons Champion Allied Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 2,159,999 shares
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 2,159,999 shares
(9)	Aggregate amount beneficially owned by each reporting person 2,159,999 shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 19.5%
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

CUSIP No.Y2711Y112	Page 5 of 8

Item 1(a).	Name of Issuer:

GigaMedia Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8F. No. 22, Lane 407, Sec. 2, Tiding Boulevard, Taipei, Taiwan, R.O.C.

Item 2(a).	Name of Persons Filing:
I.	John-Lee Andre Koo
II.	Symporium (PTC) Ltd
III.	Champion Allied Limited
Item 2(b).	Address of Principal Business Office or, if None, Residence:
I.	No.6-1, Aly. 72, Ln. 114, Sec. 7, Zhongshan N. Rd., Shilin Dist., Taipei City 111, Taiwan, Republic of China
II.	Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
III.	Corporate Registrations Limited of Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
Item 2(c).	Citizenship:
I.	Republic of China
II.	British Virgin Islands
III.	British Virgin Islands
Item 2(d).	Title of Class of Securities:

Ordinary Shares, No Par Value

Item 2(e).	CUSIP Number:

Y2711Y112

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
I.	Not Applicable.
II.	Not Applicable.
III.	Not Applicable.

SCHEDULE 13G

CUSIP No.Y2711Y112	Page 6 of 8

Item 4.	Ownership.
I.	(a)Amount beneficially owned by John-Lee Andre Koo:

2,159,999 shares

(b)	Percent of class:

19.5%, based on the total number of issued and outstanding shares of GigaMedia reported on its Form 20-F as 11,052,235 shares as of December 31, 2016.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

2,159,999 shares

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or direct the disposition of:

2,159,999 shares

(iv)	Shared power to dispose or direct the disposition of:

0

II.	(a)Amount beneficially owned by Symporium (PTC) Ltd:

2,159,999 shares

(b)	Percent of class:

19.5%, based on the total number of issued and outstanding shares of GigaMedia reported on its Form 20-F as 11,052,235 shares as of December 31, 2016.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,159,999 shares

(iii)	Sole power to dispose or direct the disposition of:

0

(iv)	Shared power to dispose or direct the disposition of:

2,159,999 shares

III.	(a) Amount beneficially owned Champion Allied Limited:

2,159,999 shares

(b)	Percent of class:

SCHEDULE 13G

CUSIP No.Y2711Y112	Page 7 of 8

19.5%, based on the total number of issued and outstanding shares of GigaMedia reported on its Form 20-F as 11,052,235 shares as of December 31, 2016.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,159,999 shares

(iii)	Sole power to dispose or direct the disposition of:

0

(iv)	Shared power to dispose or direct the disposition of:

2,159,999 shares

As previously reported, on the 16th of November, 2015, John-Lee Andre Koo transferred his shareholding vehicle for shares of GigaMedia Limited from Best Method Limited to Champion Allied Limited.  On the 14th of August, 2017, John-Lee Andre Koo transferred his share in Champion Allied Limited to Symporium (PTC) Ltd, in its capacity as trustee of Citadelle Trust.  John-Lee Andre Koo is the settlor of Citadelle Trust and exercises sole voting and investment power over all of the shares of GigaMedia Limited held by Syporium (PTC) Ltd, in its capacity as trustee of Citadelle Trust. The Citadelle Trust is a revocable trust and John-Lee Andre Koo is the sole beneficiary of the trust.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No.Y2711Y112	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 14, 2017

JOHN-LEE ANDRE KOO

BY:	/s/ John-Lee Andre Koo John-Lee Andre Koo

SYMPORIUM (PTC) LTD

BY:	/s/ John-Lee Andre Koo John-Lee Andre Koo Director

CHAMPION ALLIED LIMITED

BY:	/s/ Cheng, Hsiu-Tze Cheng, Hsiu-Tze Director